July 31, 2019

Christopher Capelli, M.D.
Chief Executive Officer
Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77081

       Re: Soliton, Inc.
           Registration Statement on Form S-1
           Response dated July 30, 2019
           File No. 333-232483

Dear Dr. Capelli:

       We have reviewed your July 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our July 26, 2019 letter.

Response letter dated July 30, 2019

Certificate of Incorporation and Bylaws Provisions, page 9

1. We note your proposed disclosure that "[t]his provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the
       U.S. federal courts have exclusive jurisdiction." In our prior comment 1, we noted that
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If your forum selection provision applies to Securities
       Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision
 Christopher Capelli, M.D.
Soliton, Inc.
July 31, 2019
Page 2
      does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.
      Please contact Thomas Jones at 202-551-3602 or Tim Buchmiller, Senior Attorney, at
202-551-3635 with any questions.



                                                            Sincerely,
FirstName LastNameChristopher Capelli, M.D.
                                                            Division of
Corporation Finance
Comapany NameSoliton, Inc.
                                                            Office of
Electronics and Machinery
July 31, 2019 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName